SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 4
-------
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[  ] CHECK THIS BOX IF NO LONGER SUBJECT TO SECTION 16.  FORM 4 OR
     5 OBLIGATIONS MAY CONTINUE.

1.  NAME AND ADDRESS OF REPORTING PERSON
---------------------------------------
Michael Bozic
400 Three Springs Drive
Weirton, WV 26062


2.  ISSUER NAME AND TICKER OR TRADING SYMBOL
--------------------------------------------
Weirton Steel Corporation
WS

3.  IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON
-----------------------------------------------------
###-##-####

4.  STATEMENT FOR MONTH/YEAR
----------------------------
1/98

5.  IF AMENDMENT, DATE OF ORIGINAL (MONTH/YEAR)
-----------------------------------------------

6.  RELATIONSHIP OF REPORTING PERSON TO ISSUER
    (CHECK ALL APPLICABLE)
-----------------------------------------------
[x]  DIRECTOR            [ ]  10% OWNER
[ ]  OFFICER (give title)[ ]  OTHER (Specify below)


----------------------------------
----------------------------------


TABLE I.  NON-DERIVATIVE SEURITIES ACQUIRED, DISPOSED OF, OR
          BENEFICIALLY OWNED

1.  TITLE OF SECURITY
Common Stock, .01 par

2.  TRANSACTION DATE
1/5/98

3.  TRANSACTION CODE
N,V

4.  SECURITIES ACQUIRED (A) OR DISPOSED OF (D)
    AMOUNT          (A) OR (D)           PRICE
    --------         ---------         --------
     10,583         A                   2.41875


5.  AMOUNT OF SECURITIES BENEFICIALLY OWNED AT END OF MONTH
     22,940

6.  OWNERSHIP FORM: DIRECT(D) OR INDIRECT(I)
     12,357 Direct
     10,583 Indirect

7.  NATURE OF INDIRECT BENEFICIAL OWNERSHIP
     Shares held by United National Bank as Trustee for the Weirton Steel Corporation Directors' Deferred Compensation Plan
                -----------------------------------------------

TABLE II.  DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR
           BENEFICIALLY OWNED (e.g. puts, calls, warrants, options, convertible securities)

1.  TITLE OF DERIVATIVE SECURITY
     Right to purchase common stock, .01 par pursuant to the terms opf the Directors' Deferred Compensation Plan






2.  CONVERSION OR EXERCISE PRICE OF DERIVATIVE SECURITY
     2.41875

3.  TRANSACTION DATE (MONTH/DAY/YEAR)
     1/5/98

4.  TRANSACTION CODE
     N,V

5.  NUMBER OF DERIVATIVE SECURITIES ACQUIRED(A) OR DISPOSED OF(D)
               (A)                         (D)
         --------------                 -------------
                                        10,583

6.  DATE EXERCISABLE AND EXPIRATION DATE (MONTH/DAY/YEAR)
          DATE EXERCISABLE           EXPIRATION DATE
          ----------------           ---------------


7.  TITLE AND AMOUNT OF UNDERLYING SECURITIES
           TITLE                    AMOUNT
          -------                  --------
Common Stock                       10,583

8.  PRICE OF DERIVATIVE SECURITY

2.41875
9.  NUMBER OF DERIVATIVE SECURITIES BENEFICIALLY OWNED AT END OF
    MONTH
     none


10.  OWNERSHIP FORM OF DERIVATIVE SECURITY: DIRECT(D) OR
     INDIRECT(I)


11.  NATURE OF INDIRECT BENEFICIAL OWNERSHIP